CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Fixed Rate Senior Notes Due 2017	$1,500,000,000	$46,050

PROSPECTUS Dated January 25, 2006 AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT Dated July 24, 2007	Pricing Supplement No. 374 to Registration Statement No. 333-131266 Dated August 23, 2007 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2017

We, Morgan Stanley, are offering the notes described below on a global basis.  We may redeem some or all of the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2017, which we refer to as the notes, at any time in accordance with the provisions described in the accompanying prospectus under the heading “Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the notes.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Principal Amount:	$1,500,000,000	Interest
Maturity Date:	August 28, 2017	Payment Dates:	Each February 28 and
Settlement Date			August 28, commencing
(Original Issue Date):	August 28, 2007		on February 28, 2008
Interest Accrual Date:	August 28, 2007	Interest
Issue Price:	99.853%	Payment Period:	Semi-annual
Specified Currency:	U.S. dollars	Minimum
Redemption		Denominations:	$100,000 and integral
Percentage at Maturity:	100%		multiples of $1,000
Interest Rate:	6.250% per annum		in excess thereof
	(calculated on a 30/360	Business Days:	New York
	day count basis)	CUSIP:	617446V71
Trustee:	The Bank of New York	ISIN:	US617446V714
		Other Provisions:	Optional make-whole redemption (treasury spread: plus 30 basis points)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

BLAYLOCK & COMPANY	CALYON SECURITIES (USA)	DEUTSCHE BANK SECURITIES
MITSUBISHI UFJ SECURITIES	SANTANDER INVESTMENT	SCOTIA CAPITAL
THE WILLIAMS CAPITAL GROUP

Supplemental Information Concerning Plan of Distribution

On August 23, 2007, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.403%, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 99.853% less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$1,395,000,000
Blaylock & Company, Inc.	15,000,000
Calyon Securities (USA), Inc.	15,000,000
Deutsche Bank Securities Inc.	15,000,000
Mitsubishi UFJ Securities International plc	15,000,000
Santander Investment Securities Inc.	15,000,000
Scotia Capital (USA) Inc.	15,000,000
The Williams Capital Group, L.P.	15,000,000
Total	$1,500,000,000

With respect to notes to be offered or sold in the United Kingdom, each manager agrees (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager agrees that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan including any corporation or other entity organized under the laws of Japan) or to others for the re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

Furthermore, each manager agrees that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

United States Federal Income Taxation

If you are a non-U.S. investor, please refer to the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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